National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, TX 77036

FOIA CONFIDENTIAL TREATMENT REQUEST

CONFIDENTIAL TREATMENT REQUESTED BY

NATIONAL OILWELL VARCO, INC.

PURSUANT TO 17 CFR § 200.83

August 2, 2016

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Diane Fritz

Attn: Mr. Brad Skinner

Re:	National Oilwell Varco, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2015

Filed February 19, 2016

Definitive Proxy Statement on Schedule 14A

Filed April 11, 2016

Form 8-K

Furnished April 28, 2016

File No. 1-12317

Ladies and Gentlemen:

This letter responds to comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission” or the “SEC”) on July 19, 2016. For your convenience our responses are prefaced by the Commission’s comments in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in National Oilwell Varco’s 2015 Form 10-K.

Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company is requesting confidential treatment for portions of our response to comment #6 (identified as “Request Number 1”). The Company requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to:

Jose Bayardo
Senior Vice President and Chief Financial Officer
(713) 815-3437 (Telephone)
(713) 346-7306 (Fax) jose.bayardo@nov.com

CONFIDENTIAL TREATMENT REQUESTED BY
NATIONAL OILWELL VARCO, INC.
PURSUANT TO 17 CFR § 200.83

Pursuant to Rule 83, a copy of this letter has been provided to the Office of FOIA Services and an unredacted version of this letter has been separately provided to the Staff.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 42

1.	We note the restructuring charges during the year ended December 31, 2015. Please provide a discussion and analysis of the anticipated future cost savings related to your 2015 Realignment at both the consolidated and reportable segment levels. Include in this discussion the periods over which cost savings are expected to be realized, the extent to which you have realized the anticipated savings and whether any cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. To the extent actual savings by the plan are not achieved as expected or achieved in periods other than those expected this should also be disclosed. Please refer to SAB Topic 5-P.4 and Item 303(a)(3) of Regulation S-K for guidance.

Response: The “2015 Realignment” described in Item 1, Part 1, page 14 of our Form 10-K is not the source of the restructure charges in our segments detailed on pages 42, 43, and 44, and is not part of an exit plan as referenced in SAB Topic 5-P.4. The 2015 Realignment enhanced the efficiency of our US legal entity structure and provided strategic benefits, but will not produce material operational cost savings.

The restructuring and other items costs identified in each segment on pages 42, 43 and 44 are not part of a discrete plan to exit a reporting unit or significant business. These costs are reactive and stem from reducing the size of our continuing businesses’ headcount and facilities (as mentioned in the last paragraph of the MD&A Outlook section on page 41) in many individual circumstances in response to the market declines described in detail in the MD&A on pages 37 through 41. This is a continuous activity carried out by numerous managers across the world in response to, and guided by, market conditions changing over time.

Liquidity and Capital Resources, page 49

2.	We note that you had $8,187 million of undistributed earnings related to your foreign subsidiaries at December 31, 2015 and that you consider these earnings to be permanently reinvested. Please provide liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries in future periodic filings. In this regard, please disclose the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of our Release 33-8350.

Response: We will add the dollar amount of cash held overseas and the potential tax cost to repatriate foreign cash to the MD&A Liquidity and Capital Resources section of our second quarter 2016 Form 10-Q and future periodic filings which, based on current facts and circumstances, we expect to be similar to:

CONFIDENTIAL TREATMENT REQUESTED BY
NATIONAL OILWELL VARCO, INC.
PURSUANT TO 17 CFR § 200.83

At June 30, 2016, the Company had cash and cash equivalents of $1,661 million and total debt of $3,280 million. At December 31, 2015, cash and cash equivalents were $2,080 million and total debt was $3,909 million. As of June 30, 2016, approximately $1,614 million of the $1,661 million of cash and cash equivalents was held by our foreign subsidiaries, of which $1,459 million would be subject to a 35% U.S. income tax rate, offset by any available foreign tax credits, if repatriated. However, our current plans are to permanently reinvest these funds outside of the U.S. If opportunities to invest in the U.S. are greater than available cash balances that are not subject to income tax, rather than repatriating cash the Company may choose to borrow against its revolving credit facility.

Critical Accounting Policies, page 52

Goodwill and Other Indefinite-Lived Intangible Assets, page 54

3.	We note your disclosure regarding the goodwill impairment test performed during the fourth quarter of 2015. For the reporting units not specifically addressed by your disclosure, confirm for us that you have concluded that the fair values of the reporting units are substantially in excess their carrying value.

Response: We confirm that we have concluded the fair values of the reporting units not specifically addressed in our disclosure are substantially in excess of their carrying values.

4.	Based on the disclosure under this section, we understand that you have concluded that the fair values of the Rig Offshore, Dynamic Drilling Solutions, Process and Flow Technologies and Fiberglass reporting units are not substantially in excess of their carrying values. If our understanding is not correct, please clarify this for us. Otherwise, expand your disclosure to describe, for each reporting unit, the factors that would contribute to a potential impairment situation and how you view the likelihood of those factors affecting the reporting units.

Response: For informational purposes, our Form 10-K disclosed the fair value in excess of carrying value percentage for the four reporting units with the lowest excess percentages in our test: Rig Offshore, Dynamic Drilling Solutions, Process and Flow Technologies and Fiberglass, all falling within a range of 15% to 30%. We concluded the fair values were substantially in excess of their carrying values. Factors supporting our conclusion included:

•	Our industry is and has always been strongly cyclical, and lower fair-value over carrying-value excesses were expected during a deep down cycle;

•	The reporting unit listed above with the lowest excess fair value percentage, Fiberglass, obtained the bulk of its goodwill in a Q4 2012 transaction, and therefore had a limited amount of time to grow fair value before the down cycle began in late 2014.

•	We engaged third-party valuation experts to assist in the impairment testing process and have a high degree of confidence in the results.

If in the future the facts and circumstances underlying our valuation assumptions were to change and these changes would lead us to conclude that resulting fair values would not be substantially in excess of reporting unit carrying values, or would require potential impairments, we will make appropriate disclosures in our periodic filings.

CONFIDENTIAL TREATMENT REQUESTED BY
NATIONAL OILWELL VARCO, INC.
PURSUANT TO 17 CFR § 200.83

5.	For the reporting units for which you have concluded that the fair values of the reporting units are not substantially in excess of their carrying values, tell us and disclose the amount of goodwill allocated to the reporting unit.

Response: We believe the fair values of all reporting units are substantially in excess of their carrying values.

6.	Please provide us with a reasonably detailed summary of the fair value estimates underlying your goodwill impairment testing performed during the fourth quarter of 2015. The summary should address the methodologies, significant assumptions and conclusions for each reporting unit. Additionally, explain to us why you believe the enterprise value implied by those fair value estimates is consistent with the enterprise value implied by the trading prices of your common stock during the fourth quarter and through subsequent months.

Response: The following table and text provides a detailed summary of the fair value estimates underlying our goodwill impairment testing performed during the fourth quarter of 2015. The table provides competitively sensitive information the Company does not disclose publicly which has been redacted in our EDGAR filing of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY
NATIONAL OILWELL VARCO, INC.
PURSUANT TO 17 CFR § 200.83

Rule 83 confidential treatment request made by National Oilwell Varco, Inc., Request Number 1.

SEG	dollars in millions (000,000) Reporting Unit	Risk adjusted DCF	Book Value 10/1/15	Excess Value $	Excess Value %	Step 1 Conclusion
Rig Systems
	Rig Offshore	[***]	[***]	[***]	[***]	Pass
	Rig Land	[***]	[***]	[***]	[***]	Pass
Rig Aftermarket
	Rig Aftermarket	[***]	[***]	[***]	[***]	Pass
Wellbore Technologies
	Dynamic Drilling Solutions	[***]	[***]	[***]	[***]	Pass
	Drilling and Intervention	[***]	[***]	[***]	[***]	Fail
	Drillpipe (Grant Prideco)	[***]	[***]	[***]	[***]	Fail
	Tuboscope	[***]	[***]	[***]	[***]	Pass
	Wellsite Services	[***]	[***]	[***]	[***]	Pass
Completion & Production
	Intervention and Stimulation	[***]	[***]	[***]	[***]	Pass
	Floating Production	[***]	[***]	[***]	[***]	Pass
	XL Systems	[***]	[***]	[***]	[***]	Pass
	Subsea	[***]	[***]	[***]	[***]	Pass
	Fiberglass	[***]	[***]	[***]	[***]	Pass
	Process and Flow	[***]	[***]	[***]	[***]	Pass

	Risk adjusted DCF by BU	[***]
	Less: Corp Overhead and Elims	[***]
	Less: Corporate Debt	[***]

	Implied enterprise value:	[***]

National Oilwell Varco, Inc. requests that the information contained in  Request Number 1 be treated as confidential information and that the Commission provide notice to the  contact person identified in the introductory paragraphs to this letter before it permits  any disclosure of such confidential information.

CONFIDENTIAL TREATMENT REQUESTED BY
NATIONAL OILWELL VARCO, INC.
PURSUANT TO 17 CFR § 200.83

We engaged a large, well respected firm to assist with our ASC 350 Impairment of Goodwill Analysis project to ensure our analysis, conclusions and calculations were in conformity with the Statement on Standards for Valuation Services No. 1 of the American Institute of Certified Public Accountants.

Significant assumptions in the testing were as follows:

Cash flow from operations were based on NOV’s detailed 2016 plan which considers worldwide rig activity, inflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, capital spending requirements, working capital needs, customer needs to replace aging equipment, increased complexity of drilling, new technology, and existing backlog, among other items which impact the individual reporting unit projections. Early year growth rates anticipated both continued market declines through 2016 and a moderate pace of recovery thereafter.

Weighted average cost of capital were estimated for each reporting unit individually using a comparable guideline public company set, ranging from 8.2% to 12.9%. Using observable market participant inputs and published databases, the following capital asset pricing model inputs were calculated for each reporting unit: capital structure, beta, size premium, country risk premium, tax rate, and long term growth rate. Country risk premiums and tax rates were developed using the weighted average historical revenue by country for each reporting segment and the specific country risk premiums and effective tax rates for those countries, respectively. Capital structure and beta were calculated using the median observable inputs of the comparable guideline public company set.

Long-term growth rates reflected the Company’s conservative long term expectations within the oil and gas services industry. Overall, the rates were based on a combination of the Company’s and its Industry’s historical and potential growth rates, and the overall anticipated economic environment given macro trends for energy demand.

As part of our impairment testing we considered the reasonableness of NOV’s implied enterprise value. Taking into account a control premium that would be paid for the Company based on reported transactions in our industry, we believe the enterprise value implied by the fair value estimates is consistent with the enterprise value implied by the trading prices of NOV’s common stock during the fourth quarter and through subsequent months.

Definitive Proxy Statement on Schedule 14A filed April 11, 2016

Compensation Discussion and Analysis, page 37

7.	In future filings, please disclose how you determined the mix of stock option and performance awards for the long-term equity incentive compensation granted to each of your named executive officers, including Mr. Williams, and specify the criteria used to determine award amounts for such option awards.

Response: In future filings, the Company will include more details on how the Compensation Committee determines the mix of stock option, restricted stock and performance awards granted to each of the named executive officers and the criteria used to determine award amounts.

CONFIDENTIAL TREATMENT REQUESTED BY
NATIONAL OILWELL VARCO, INC.
PURSUANT TO 17 CFR § 200.83

8.	We note you indicate that you award long-term incentive compensation, in part, based on performance metrics. In particular, your disclosure states that you grant performance share awards pursuant to performance against a TSR (total shareholder return) goal and ROC (return on capital) goal. In future filings, please ensure you disclose your specific TSR and ROC goals as well as your actual performance against such goals, including the TSR performance of the members of the OSX index. Please also discuss the financial and operational performance goals you considered in issuing Mr. William’s performance share awards as well as how actual performance compared to such goals.

Response: In future filings, the Company will disclose the goals of the performance share awards and the actual results of awards against the goals, including the TSR performance of the members of the OSX index. The financial and operational performance goals considered by the Compensation Committee when issuing Mr. William’s performance share awards will also be discussed.

Form 8-K furnished April 28, 2016

9.	The earnings release included as an exhibit to your Form 8-K includes a discussion of segment operating results excluding other items without a corresponding discussion of amounts determined in accordance with GAAP. This is inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016, specifically C&DI 102.10. Please review this guidance when preparing your next earnings release.

Response: We reviewed and followed the referenced guidance in preparing our Q2, 2016 earnings release which we filed in Form 8-K on July 28, 2016. Based on current facts and circumstances we plan to make similar revised presentations in future earnings releases.

10.	You disclose various non-GAAP measures, including Adjusted EBITDA and operating profit (loss) excluding other items by segment. Each of these represents a separate non-GAAP measure which requires reconciliation to the most directly comparable financial measure calculated in accordance with GAAP. See Item 100(a) of Regulation G and revise your presentation accordingly.

Response: We reviewed and followed Regulation G in preparing our Q2, 2016 earnings release which we filed in Form 8-K on July 28, 2016. Based on current facts and circumstances we plan to make similar revised presentations in future earnings releases.

In providing this response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any question regarding the responses set forth herein, please contact me by telephone at (713) 815-3437 or by email at jose.bayardo@nov.com.

CONFIDENTIAL TREATMENT REQUESTED BY
NATIONAL OILWELL VARCO, INC.
PURSUANT TO 17 CFR § 200.83

Sincerely,

By:	/s/ Jose A. Bayardo
Name:	Jose A. Bayardo
Title:	Senior Vice President and Chief Financial Officer